Exhibit 99.1

UNDERWRITING AGREEMENT

March 11, 2026

MDA Space Ltd.
7500 Financial Drive
Brampton, ON L6Y 6K7

Ladies and Gentlemen:

The undersigned, J.P. Morgan Securities LLC and RBC Dominion Securities Inc. (collectively, the “Representatives”), together with the underwriters listed in Section 21(a) (collectively with the Representatives, the “Underwriters”, and each individually, an “Underwriter”), understand that MDA Space Ltd. (the “Company”) proposes to issue and sell to the Underwriters 9,836,065 common shares of the Company (the “Firm Shares”), which Firm Shares and any Optional Shares (as defined below) shall have the material attributes described in and contemplated by the Prospectus (as defined below).

The common shares of the Company are hereinafter referred to as the “Common Shares”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act (as defined below). The Company has prepared and filed with the SEC (as defined below) pursuant to the MJDS (as defined below), a registration statement on Form F-10 (File No. 333-294179) for the registration of the offering under the U.S. Securities Act, including the Canadian Base Prospectus (as defined below) and the Canadian Preliminary Prospectus Supplement (as defined below) with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectuses relating to the distribution of the Shares (as defined below) used in the United States included in such registration statement at the time it became effective, including the documents incorporated by reference therein, are herein together called the “U.S. Preliminary Prospectus”. The effective time and date of such registration statement on Form F-10 is hereinafter called the “Effective Date”. Such registration statement on Form F-10, including any amendment thereof on or prior to the Effective Date and including the exhibits thereto, the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the Effective Date for purposes of Section 11 under the U.S. Securities Act, is herein called the “Registration Statement.” The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”).

In addition, the Company meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Saskatchewan, Quebec, Northwest Territories, Nunavut and Yukon (collectively with Ontario, the “Canadian Qualifying Jurisdictions”) and applicable Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to NI 44-101 (as defined below) and NI 44-102 (as defined below) (together, the “Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to the Canadian Base Prospectus (as defined below) and satisfied all of the applicable conditions to use the exemptions from certain prospectus requirements as set out in the WKSI Blanket Orders (as defined below). The Company has prepared and filed with the Canadian Securities Regulators (as defined below) in the Canadian Qualifying Jurisdictions (i) a final short form base shelf prospectus of the Company dated August 7, 2025 (in both the English and French languages), relating to the distribution of common shares, preference shares, debt securities, subscription receipts, warrants and units of the Company (together with all of the documents and information incorporated therein by reference, the “Canadian Base Prospectus”) pursuant to the Shelf Procedures and (ii) a preliminary (draft) prospectus supplement dated March 10, 2026 (in both the English and French languages) relating to the distribution of the Shares (together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Prospectus, together with all of the documents and information incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”. “Preliminary Offering Documents” means the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus (including, for greater certainty, the documents incorporated therein by reference).

In addition, the Company is prepared to file a final prospectus supplement (in both the English and French languages) (the “Canadian Prospectus Supplement”) to the Canadian Base Prospectus, and all necessary related documents in order to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions (such Canadian Prospectus Supplement, together with the Canadian Base Prospectus, including all documents incorporated therein by reference (but not including any prospectus supplement other than the Canadian Prospectus Supplement), is hereinafter referred to as the “Canadian Final Prospectus”).

The Company is prepared to file with the SEC the Canadian Prospectus Supplement with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (such prospectus supplement together with the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC included in the Registration Statement relating to the distribution of the Shares used in the United States, including the documents incorporated by reference therein, is herein called the “U.S. Final Prospectus”). “Final Offering Documents” means the Canadian Final Prospectus and U.S. Final Prospectus (including, for greater certainty, the documents incorporated therein by reference).

As used herein, the “Applicable Time” is 6:15 p.m. (New York City time) on March 11, 2026. As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act, and a “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, identified in Schedule B hereto, and “road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the U.S. Securities Act that has been made available without restriction to any person and that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act) (each such road show, a “Road Show”). Any oral or written communication with potential investors in reliance on Section 5(d) of and/or Rule 163B under the U.S. Securities Act is hereinafter called a “Testing-the-Waters Communication”, and any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the U.S. Securities Act is hereinafter called a “Written Testing-the-Waters Communication”.

As used herein, the terms “Registration Statement,” “Preliminary Offering Documents,” “Time of Sale Prospectus” and “Final Offering Documents” shall include the documents incorporated or deemed to be incorporated by reference therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

All references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the U.S. Exchange Act (as defined below) or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters, severally and not jointly, on the basis of the percentages set forth in Section 21 of this Agreement (and subject to such adjustments to eliminate fractional shares as the Representatives may determine), agree to purchase from the Company, and the Company, by its acceptance hereof, agrees to issue and sell to the Underwriters, all but not less than all of the Firm Shares, in each case, at the Closing Time (as defined below) at a price of $30.50 per share (the “Purchase Price”).

By acceptance of this Agreement, the Company hereby grants to the Underwriters an unassignable right (the “Over-Allotment Option”) to purchase, severally and not jointly, up to an aggregate of 1,475,409 additional Common Shares of the Company (the “Optional Shares”) from the Company at the Option Closing Time (as defined below) at a purchase price per share equal to the Purchase Price and otherwise on the same basis as the purchase of the Firm Shares. The Representatives, on behalf of the Underwriters, may elect to exercise the Over-Allotment Option in whole or from time to time in part by providing written notice (an “Exercise Notice”) to the Company not later than the 30th day after the date of this Agreement (as defined below), which Exercise Notice shall specify the number of Optional Shares to be purchased by the Underwriters and the date on which such Optional Shares are to be purchased (the “Option Closing Date”). Such date may be the same as the Closing Date but not earlier than the Closing Date and shall be at least two Business Days (as defined below) (or such shorter time as agreed to by the Company and the Representatives), but not more than five Business Days, after the date on which the Exercise Notice is delivered to the Company. If any Optional Shares are purchased, each Underwriter agrees, severally and not jointly, to purchase such portion of Optional Shares (subject to such adjustments to eliminate fractional shares as the Representatives may determine) as is set out in Section 21 of this Agreement opposite the name of such Underwriter.

The Firm Shares and the Optional Shares are hereinafter collectively referred to as the “Shares”.

1.            Definitions

In this Agreement:

“Actions” has the meaning given to it in Section 7(n);

“affiliate” has the meaning given to such term in National Instrument 45-106 Prospectus Exemptions;

“Agreement” means this underwriting agreement, as it may be amended;

“Anti-Money Laundering Laws” has the meaning given in Section 7(cc);

“Applicable Securities Laws” means all applicable Canadian Securities Laws and U.S. Securities Laws;

“Applicable Time” has the meaning given above;

“Auditor” means KPMG LLP;

“Bank Business” has the meaning given in Section 28;

“BHC Act Affiliate” has the meaning given in Section 32(c)(i);

“Business Day” means any day on which each of NYSE and TSX is open for trading;

“Canadian Base Prospectus” has the meaning given above;

“Canadian Final Prospectus” has the meaning given above;

“Canadian Offering Documents” means, collectively, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, and any amendment or supplement thereto;

“Canadian Preliminary Prospectus” has the meaning given above;

“Canadian Preliminary Prospectus Supplement” has the meaning given above;

“Canadian Prospectus Amendment” means, collectively, any amendment to the Canadian Final Prospectus and any documents incorporated or deemed incorporated by reference therein and any amendment or supplemental prospectus that may be filed by or on behalf of the Company under applicable Canadian Securities Laws relating to the Offering;

“Canadian Prospectus Supplement” has the meaning given above;

“Canadian Qualifying Jurisdictions” has the meaning given above;

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements, discretionary orders, and notices of the Canadian Securities Regulators;

“Canadian Securities Regulators” means the applicable securities commissions and securities regulatory authorities in the Canadian Qualifying Jurisdictions;

“CDS” has the meaning given in Section 13;

“Closing” means the completion of the issue and sale by the Company and the purchase by the Underwriters of the Firm Shares pursuant to this Agreement;

“Closing Date” means March 16, 2026 or such other date as the Company and the Underwriters may agree upon in writing, or as may be changed pursuant to this Agreement;

“Closing Time” means 8:00 a.m. (New York City time) on the Closing Date;

“Code” has the meaning given in Section 7(x);

“Common Shares” has the meaning given above;

“Company” has the meaning given above;

“comparables” has the meaning given in NI 41-101;

“Covered Entity” has the meaning given in Section 32(c)(ii);

“Credit Agreement” means the Second Amended and Restated Credit Agreement dated as of November 25, 2025 between, inter alios, Neptune Operations Ltd., as borrower, the Company, as guarantor, together with certain other guarantors party thereto from time to time, the lenders party thereto from time to time and the Bank of Nova Scotia, as administrative agent, as amended, restated, amended and restated, supplemented or modified from time to time;

“Credit Facilities” means the credit facilities established under the Credit Agreement and the IQ Loan;

“Damages” has the meaning given in Section 17(a);

“Data Security Breach” has the meaning given in Section 7(nn);

“Default Right” has the meaning given in Section 32(c)(iii);

“distribution” has the meaning given to it in the Securities Act (Ontario);

“DTC” has the meaning given in Section 13;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” has the meaning given above;

“Emerging Growth Company” has the meaning given in Section 7(hhh);

“Environmental Laws” means any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials or Conditions, and “Hazardous Materials or Conditions” means any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any Environmental Laws;

“ERISA” has the meaning given in Section 7(x);

“Exercise Notice” has the meaning given above;

“Final Offering Documents” has the meaning given above;

“Financial Information” has the meaning given in Section 5(a)(iv);

“Financial Statements” means the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, together with the related auditors’ reports thereon and the notes thereto;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Firm Shares” has the meaning given above;

“Foreign Plan” has the meaning given in Section 7(y);

“Form F-X” has the meaning given above;

“free writing prospectus” has the meaning given above;

“Governmental Authority” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any stock exchange, securities regulatory authority, central bank, fiscal or monetary authority or authority regulating banks) having jurisdiction in the relevant circumstances;

“Governmental Licences” has the meaning given in Section 7(u);

“IFRS” has the meaning given in Section 7(c);

“Incorporated Documents” has the meaning given above;

“Indemnified Party” has the meaning given in Section 17(c);

“Indemnifying Party” has the meaning given in Section 17(c);

“Intellectual Property Rights” has the meaning given in Section 7(q);

“IT Systems” has the meaning given in Section 7(nn);

“IT Systems and Data” has the meaning given in Section 7(nn);

“IQ Loan” means the forgivable loan in the principal amount of up to $75,000,000 provided by Investissement Quebec (the “IQ Lender”) pursuant to a loan offer (offre de prêt pardonable) which terms and conditions were accepted on February 25, 2025 between the IQ Lender, as lender and MacDonald, Dettwiler and Associates Corporation, as borrower;

“Lien” means any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), defect, charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“limited-use version” has the meaning given in NI 41-101;

“marketing materials” has the meaning given in NI 41-101;

“Material Adverse Effect” or “Material Adverse Change” means any fact, effect, change, event, occurrence or any development involving a change, that is, or is reasonably likely to be, materially adverse to (A) the business, properties, assets, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole or (B) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or the Final Offering Documents;

“material change” has the meaning given to it in the Securities Act (Ontario);

“Material Subsidiaries” means all of the Company’s subsidiaries as set forth in Schedule D;

“misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws;

“MJDS” means the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Regulators and the SEC;

“Multiemployer Plan” has the meaning given in Section 7(x);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“notice” has the meaning given in Section 26;

“NYSE” means The New York Stock Exchange;

“Offering” means the offering and sale of the Shares to the Underwriters pursuant to the terms of this Agreement;

“Offering Document Amendment” means any amendment or supplement to any Offering Document pursuant to this Agreement, including, in respect of the Canadian Final Prospectus, any Canadian Prospectus Amendment;

“Offering Documents” means the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, the Final Offering Documents and any Offering Document Amendments (including, for greater certainty, the documents incorporated therein by reference);

“Optional Shares” has the meaning given above;

“Option Closing Date” has the meaning given above;

“Option Closing Time” means 8:00 a.m. (New York City time) on the Option Closing Date;

“OSC” means the Ontario Securities Commission;

“Outbound Investment Rules” has the meaning given in Section 7(gg);

“Over-Allotment Option” has the meaning given above;

“PFIC” has the meaning given in Section 7(iii);

“person” includes any individual, sole proprietorship, limited or general partnership or general partner acting on behalf thereof, firm, entity, unincorporated association or organization, trust or trustee acting on behalf thereof, body corporate, company, limited or unlimited liability company or governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Plan” has the meaning given in Section 7(x);

“Preliminary Offering Documents” has the meaning given above;

“provide” or “provided”, in the context of sending or making available marketing materials to a potential purchaser of Shares, has the meaning given in NI 41-101;

“Purchase Price” has the meaning given above;

“Registration Statement” has the meaning given above;

“Representatives” has the meaning given above;

“Road Show” has the meaning given above;

“Sanctioned Jurisdiction” has the meaning given in Section 7(dd)(ii);

“Sanctions” has the meaning given in Section 7(dd)(i);

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“SEC” means the United States Securities and Exchange Commission;

“Selling Firm” has the meaning given in Section 3(a);

“Shares” has the meaning given above;

“Shelf Information” means, collectively, the information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement;

“Shelf Procedures” has the meaning given above;

“subsidiary” has the meaning given to such term in National Instrument 45-106 Prospectus Exemptions;

“template version” has the meaning given in NI 41-101 and includes any revised template version of marketing materials as contemplated in NI 41-101;

“Testing-the-Waters Communication” has the meaning given above;

“Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, identified in Schedule B hereto;

“TSX” means The Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings given to them above;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by the Underwriters through the Representatives to the Company in writing specifically for use in the Offering Documents, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information: their respective names, the eleventh and twelfth paragraphs in the section titled “Plan of Distribution (Conflicts of Interest)” and the first two sentences of the thirteenth paragraph in the section titled “Plan of Distribution (Conflicts of Interest)”;

“Underwriting Fee” has the meaning given in Section 12;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Final Prospectus” has the meaning given above;

“U.S. Preliminary Prospectus” has the meaning given above;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means United States federal and state securities laws, including, but not limited to, the U.S. Exchange Act and the U.S. Securities Act;

“U.S. Special Resolution Regime” has the meaning given in Section 32(c)(iv);

“WKSI Blanket Orders” means OSC Rule 44-503 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers and each of the equivalent local blanket orders of the other Canadian Securities Regulators referred to in the Canadian Securities Administrators’ Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements, each as extended, varied or amended; and

“Written Testing-the-Waters Communication” has the meaning given above.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “paragraphs” and “clauses” are to the appropriate section, paragraph or clause of this Agreement.

All references to dollars or “$” are to United States dollars unless otherwise expressed.

2.             Compliance with Securities Laws

The Company covenants with the Underwriters that the Company will, no later than March 13, 2026 (i) file the Canadian Prospectus Supplement including the Shelf Information in a form approved by the Underwriters, acting reasonably, in accordance with the Passport System with the OSC (in its capacity as the principal regulator under the Passport System) and with the Canadian Securities Regulators in each of the other Canadian Qualifying Jurisdictions and (ii) file the U.S. Final Prospectus in a form approved by the Underwriters, acting reasonably, with the SEC on EDGAR. The Company will promptly fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws and the U.S. Securities Laws required to be fulfilled or complied with by the Company to enable the Shares to be lawfully distributed to the public in the Canadian Qualifying Jurisdictions and the United States through the Underwriters or their respective affiliates or any other investment dealers or brokers duly registered in such jurisdictions as contemplated herein. The Company has complied and will comply with the requirements of Part 6A of NI 44-102 to enable delivery of the Canadian Final Prospectus to be made through access thereto.

3.             Restrictions on Sale

(a)            The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers as their agents to assist in the distribution of the Shares. The Underwriters shall, and shall require any such dealer, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Shares (a “Selling Firm”), to comply with Applicable Securities Laws in connection with the distribution of the Shares and shall offer the Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Offering Documents and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Shares only in those jurisdictions where the Shares may be lawfully offered for sale or sold.

(b)            The Underwriters shall, and shall require any Selling Firm to agree to, comply with applicable Canadian Securities Laws in connection with the distribution of the Shares in the Canadian Qualifying Jurisdictions and the provision of any marketing materials or standard term sheets (as defined in NI 41-101) relating to the distribution of the Shares. Each Underwriter, severally and not jointly, agrees that it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule B or marketing materials prepared in accordance with the terms and conditions hereunder. Each Underwriter shall be responsible for the compliance by any Selling Firm appointed by such Underwriter as part of this Agreement.

(c)            Notwithstanding the foregoing, the Company acknowledges and agrees that the Underwriters are acting severally and not jointly in performing their respective obligations under this Agreement (including obligations under any Schedules to this Agreement) and no Underwriter will be liable for any breach by another Underwriter or Selling Firm appointed by another Underwriter.

(d)            For the purposes of this Section 3, the Underwriters shall be entitled to assume that: (i) the Company’s representations and warranties made herein are and will remain true and correct, and that the Company has complied and will continue to comply with all covenants herein, until the completion of the distribution and (ii) the Shares are qualified for distribution in the United States and in any Canadian Qualifying Jurisdiction where: (a) a receipt for the Canadian Base Prospectus has been obtained from the applicable Canadian Securities Regulator, and (b) the Canadian Prospectus Supplement has been filed with the Canadian Securities Regulators.

(e)            Deutsche Bank Securities Inc. will only offer and sell Shares outside of Canada and will not, directly or indirectly, solicit offers to purchase or sell Shares in Canada.

4.            Marketing Materials

(a)            In connection with the distribution of the Shares:

(i)             the Company shall prepare, in consultation with the Representatives, and approve in writing, prior to the time the marketing materials are provided to potential investors, a template version of the marketing materials reasonably requested to be provided by the Underwriters to any potential investor; such marketing materials shall comply with Applicable Securities Laws (as defined below) and be acceptable in form and substance to the Underwriters, acting reasonably, and such template version shall be approved in writing by the Representatives, on behalf of all of the Underwriters, and the Company, prior to the time the marketing materials are provided to potential investors;

(ii)            if required by Canadian Securities Laws, the Company shall file or deliver, as the case may be, the template version of the marketing materials referred to in Section 4(a)(i) above, with the Canadian Securities Regulators as soon as reasonably practicable after the template version of the marketing materials is so approved in writing by the Company and by the Representatives, on behalf of all of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor in Canada and the Representatives confirm that they have informed or will inform, as the case may be, the Company of the date on which such marketing materials were provided or are first provided, as the case may be, to potential investors in Canada; and

(iii)           the Company shall redact any comparables from the template version of the marketing materials in accordance with NI 44-102 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Company as required by Canadian Securities Laws.

Following the approvals and any applicable filings set forth in the foregoing paragraphs, the Underwriters may provide a limited-use version of the marketing materials to potential investors to the extent permitted by Canadian Securities Laws.

(b)            The Company shall prepare and file or deliver, as the case may be, a revised template version of any marketing materials provided to potential investors in connection with the Offering, and the foregoing paragraphs of this Section 4 shall also apply to such revised template version.

(c)            During the period of distribution of the Shares, the Company and the Underwriters, severally and not jointly, covenant and agree:

(i)             to comply with Canadian Securities Laws in connection with the use of marketing materials;

(ii)            not to provide any potential investor, and that no potential investor has been provided, with: (x) any marketing materials other than such marketing materials for which the template versions thereof have been approved by the Company and the Representatives, on behalf of all of the Underwriters, and has been or will be filed or delivered, as the case may be, by the Company with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential investor in Canada, or (y) any standard term sheet (as defined in NI 41-101) relating to the distribution of the Shares other than such standard term sheets approved in writing by the Company and the Representatives, on behalf of all of the Underwriters; and

(iii)           without the written approval of the Company and the Representatives, as applicable, acting reasonably, not to provide any information to potential investors with respect to the Company or the Shares other than (i) as set forth in this Agreement, the Offering Documents, and any marketing materials or standard term sheets approved in writing by the Representatives and the Company in accordance with Section 4, or (ii) as otherwise permitted or required by applicable laws.

5.             Delivery of Documents

(a)            On or prior to the time of filing of the Canadian Prospectus Supplement, the Company shall deliver to each of the Underwriters (except to the extent such documents have been previously delivered to the Underwriters or are available on SEDAR+):

(i)             electronic copies of each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement in the English language, signed and certified by the Company, as applicable, as required by Canadian Securities Laws in the Canadian Qualifying Jurisdictions;

(ii)            electronic copies of each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement in the French language, signed and certified by the Company, as applicable, as required by Canadian Securities Laws in the Province of Québec;

(iii)           copies of any other document required to be filed by the Company under Canadian Securities Laws, including without limitation any marketing materials and template versions thereof;

(iv)           opinions of BCF Business Law, dated the date of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, respectively, in form and substance satisfactory to the Representatives, acting reasonably, addressed to the Representatives and the board of directors of the Company, to the effect that the French language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, respectively, except for the Financial Statements and information under the headings “Non-IFRS Financial Measures and Key Metrics” and “Consolidated Capitalization” contained in the Canadian Preliminary Prospectus and the Canadian Final Prospectus, as applicable (collectively with the Financial Statements, the “Financial Information”), as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(v)            opinions of the Auditor dated the date of the Canadian Preliminary Prospectus Supplement and the Canadian Final Prospectus, respectively, each in form and substance satisfactory to the Representatives, acting reasonably, addressed to the Representatives and the board of directors of the Company, to the effect that the French language version of the Financial Information contained in the Canadian Preliminary Prospectus and the Canadian Final Prospectus, as applicable, is, in all material respects, a complete and proper translation of the English language version thereof;

(vi)           a copy of the letter from TSX advising the Company that conditional approval of the listing of the Shares has been granted by TSX, subject to the satisfaction by the Company of the customary conditions set out therein.

(b)            The Company covenants with each Underwriter as follows:

(i)             to furnish to each Underwriter, upon request and without charge, and deliver to each other Underwriter a conformed copy of, the Registration Statement (without exhibits thereto) and to furnish to the Representatives in New York City and Toronto, without charge, prior to 10:00 a.m., New York City time, on the Business Day next succeeding the date of this Agreement and during the period mentioned in Section 5(d) or 5(e) below, electronic copies of the Time of Sale Prospectus, the Final Offering Documents and any supplements and amendments thereto or to the Registration Statement;

(ii)            before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents to furnish to the Representatives a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Representatives reasonably object in a timely manner; and

(iii)           to furnish to the Representatives a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Representatives reasonably object in a timely manner.

(c)            In the event that the Company is required by Canadian Securities Laws to prepare and file a Canadian Prospectus Amendment, the Company shall prepare and deliver promptly to the Underwriters signed and certified copies of such Canadian Prospectus Amendment in the English and French languages. Any Canadian Prospectus Amendments shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Canadian Prospectus Amendment, the Company shall deliver to the Underwriters, with respect to such Canadian Prospectus Amendment, documents similar to those referred to in Section 5(a) and Section 15(b).

(d)            If the Time of Sale Prospectus is being used in the United States to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, based upon the reasonable advice of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company covenants to forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(e)            If, during such period after the first date of the public Offering as in the reasonable opinion of counsel for the Underwriters either of the Final Offering Documents (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Final Offering Documents (or one of them) in order to make the statements therein, in the light of the circumstances when the Final Offering Documents (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Final Offering Documents (or one of them) to comply with applicable law, forthwith to prepare, file with the SEC and the Canadian Securities Regulators and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Representatives will furnish to the Company) to which Shares may have been sold by the Representatives on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Final Offering Documents (or one of them) so that the statements in the Final Offering Documents as so amended or supplemented will not, in the light of the circumstances when the Final Offering Documents (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, be misleading or so that the Final Offering Documents, as amended or supplemented, will comply with applicable law.

6.             Representations as to the Offering Documents

(a)            The Company represents and warrants to the Underwriters as of the date hereof, as of the Closing Date and as of each Option Closing Date, that:

(i)             the information and statements (excluding the Underwriters’ Information) contained in the Canadian Preliminary Prospectus contains, as at its filing dates, no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Shares as required by Canadian Securities Laws;

(ii)            (1) the information and statements (excluding the Underwriters’ Information) contained in the Canadian Final Prospectus and any amendment or supplement thereto contain or will contain, as at their respective filing date and as of the Closing Date and as of each Option Closing Date, as applicable, no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Shares as required by Canadian Securities Laws, and (2) the Canadian Final Prospectus and any amendment or supplement thereto, as at their respective filing dates, will comply in all material respects with Canadian Securities Laws;

(iii)           any statistical, industry and market-related data or information included in the Offering Documents is based on or derived from sources that the Company believes to be reliable and accurate in all material respects;

(iv)           the Registration Statement has become effective upon filing pursuant to Rule 467(a) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the SEC;

(v)            (1) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) the Registration Statement, at the time of effectiveness, the Form F-X, at the time of filing with the SEC, and the U.S. Final Prospectus, at the time of filing with the SEC, comply and, as amended or supplemented, if applicable, at the time of filing with the SEC, will comply in all material respects with the U.S. Securities Act and the rules and regulations of the SEC thereunder, (3) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date or the Option Closing Date, as applicable, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (4) each broadly available Road Show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (5) each Written Testing-the-Waters Communication does not conflict with the information contained in the Registration Statement, the Time of Sale Prospectus, or the Final Offering Documents, and each Written Testing-the-Waters Communication, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (6) the U.S. Final Prospectus will not, as of its filing date and at the Closing Date or the Option Closing Date, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to Underwriters’ Information; and

(vi)           the filing of the Offering Documents and any Offering Document Amendment with the Canadian Securities Regulators or the SEC, as applicable, shall also constitute the Company’s consent to the Underwriters’ use of the applicable Offering Documents and any applicable Offering Document Amendment in connection with the distribution of the Shares in the Canadian Qualifying Jurisdictions and the United States, as applicable, in compliance with this Agreement, Canadian Securities Laws and U.S. Securities Laws.

7.             Additional Representations and Warranties of the Company

The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Firm Shares and the Optional Shares, if any, that as of the date hereof, as of the Closing Date and as of each Option Closing Date, if applicable:

(a)            (i) the Company has complied in all material respects with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions (except for the filing of the Canadian Prospectus Supplement); and (ii) the Company is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act) and meets the requirements to use Form F-10 under the U.S. Securities Act to register the Offering under the U.S. Securities Act;

(b)            each document filed or to be filed with the Canadian Securities Regulators (including the Incorporated Documents), when filed with the Canadian Securities Regulators, conformed in all material respects to the requirements of Canadian Securities Laws at the time of filing, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)            the Financial Statements and the related notes thereto included or incorporated by reference in each of the Time of Sale Prospectus and the Final Offering Documents (i) present fairly, in accordance with Applicable Securities Laws, the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such Financial Statements have been prepared in conformity with International Financial Reporting Standards (as issued by the International Accounting Standards Board) (“IFRS”) applied on a consistent basis throughout the periods covered thereby and (ii) except as disclosed in each of the Time of Sale Prospectus and the Final Offering Documents, have been audited by independent public accountants within the meaning of Canadian Securities Laws and/or applicable U.S. Securities Laws, as applicable and the rules of the Chartered Professional Accountants of Ontario or the Public Company Accounting Oversight Board (United States), as applicable, and the other financial information included or incorporated by reference in each of the Time of Sale Prospectus and the Final Offering Documents has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby;

(d)            since the date of the most recent financial statements of the Company included or incorporated by reference in each of the Time of Sale Prospectus and the Final Offering Documents (i) there has not been any material change in the share capital or long-term debt of the Company and its subsidiaries, taken as a whole, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of shares, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, rights, assets, management, financial position, shareholders’ equity, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole and that is either from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Offering Documents;

(e)            the Company and each of the Material Subsidiaries have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect;

(f)            no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares of the Company or the Material Subsidiaries, except as disclosed in each of the Offering Documents or as otherwise disclosed in writing to the Underwriters, and none of the issued and outstanding Common Shares of the Company have been issued in violation of the pre-emptive or similar rights of any securityholder of the Company or of any other person;

(g)            the Company has an authorized share capital as set forth in each of the Time of Sale Prospectus and the Final Offering Documents under the heading “Consolidated Capitalization”. As at March 10, 2026, the authorized share capital of the Company consists of an unlimited number of Common Shares of which 126,563,893 were issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable. All the outstanding share capital or other equity interests of each of the Material Subsidiaries have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any Lien, except for Liens (as defined in the Credit Agreement) pursuant to the Credit Facilities;

(h)            the Company has the full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to execute and file the Offering Documents;

(i)            the Shares have been or will be at their date of issue duly and validly authorized and, when issued or delivered in accordance with this Agreement at the Closing Date or the Option Closing Date, as applicable, will be validly issued as fully paid and non-assessable shares of the Company and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(j)            this Agreement and the performance of the Company’s obligations hereunder and the execution and filing of the Offering Documents with the Canadian Securities Regulators and the SEC, as applicable, has been duly authorized by all necessary corporate action, and this Agreement has been executed and delivered by the Company;

(k)            neither the Company nor any of its subsidiaries is (i) in violation of its constating documents, charter, by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect;

(l)             the execution, delivery and performance by the Company of this Agreement and the performance by the Company of its obligations hereunder, and the issuance and sale of the Shares contemplated hereby will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property, right or asset of the Company or any of its subsidiaries is subject; (ii) result in any violation of the provisions of the constating documents, charters, by-laws or similar organizational documents of the Company or any of its subsidiaries; or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect;

(m)           no consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale of the Shares and compliance by the Company with the terms hereof and the consummation of the transactions contemplated by this Agreement, except for the registration of the Shares under the U.S. Securities Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase and distribution of the Shares by the Underwriters, and except, in each case, as have been or will be obtained or made prior to Closing;

(n)            except as described in the Offering Documents, there are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Company or any of the Material Subsidiaries is or may be a party or to which any property, right or asset of the Company or any of the Material Subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Material Subsidiaries could reasonably be expected to have a Material Adverse Effect; and no such Actions are threatened or, to the knowledge of the Company, contemplated by any governmental or regulatory authority or threatened in writing by others;

(o)            The Auditor, who has certified certain financial statements of the Company and its subsidiaries, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the meaning of (i) the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) and as required by the U.S. Securities Act and (ii) the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

(p)            the Company and each of the Material Subsidiaries has a subsisting leasehold interest in, or good and marketable title to, in each case free and clear of all Liens, other than the Permitted Liens (as defined in the Credit Agreement) and non-material Liens, all of the real property leased or owned by it which are reflected in the Financial Statements, except for real property interests disposed in the ordinary course of business since the date of those Financial Statements, in compliance with the terms of the Credit Agreement;

(q)            except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company and the Material Subsidiaries owns all rights in or has a valid and enforceable license or other valid right to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trademarks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property Rights”) described in the Offering Documents as being owned or licensed by the Company or which are used for the conduct of the Company’s business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company (other than Liens granted in connection with the Credit Facilities); (ii) the Intellectual Property Rights owned by the Company or any of the Material Subsidiaries are valid, subsisting and, to the Company’s knowledge, enforceable, (iii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property Rights owned, licensed, used or commercialized by the Company or any of the Material Subsidiaries; (iv) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property Rights or the validity or scope of any Intellectual Property Rights owned, licensed, used or commercialized by the Company or any of the Material Subsidiaries, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; and (v) the Company and the Material Subsidiaries have taken commercially reasonable efforts to maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property Rights being owned or licensed by the Company or any of the Material Subsidiaries and, to the Company’s knowledge, all such trade secrets and information are and remain confidential to the Company or such Material Subsidiaries, as the case may be;

(r)            no (i) relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders or other affiliates of the Company or any of its subsidiaries, on the other hand; or (ii) off balance sheet transactions involving the Company or any of its subsidiaries, that is required by the U.S. Securities Act or Canadian Securities Laws to be described in a prospectus to be filed with the SEC or the Canadian Securities Regulators, as applicable, is not described in the Offering Documents;

(s)            the Company is not, and after giving effect to the Offering and sale of the Shares and the application of the proceeds thereof as described in the U.S. Final Prospectus will not be, required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder;

(t)            the Company and the Material Subsidiaries have paid all federal, provincial, state, local and foreign taxes and filed all tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in the Offering Documents, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of the Material Subsidiaries or any of their respective properties or assets, except where the failure to pay or file or where such deficiency would not, individually or in the aggregate, have a Material Adverse Effect;

(u)            the Company and the Material Subsidiaries collectively possess such permits, licences, approvals, consents and other authorizations (collectively, “Governmental Licences”) issued by Governmental Authorities necessary to conduct the business and activities now conducted by them, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect, and all such Governmental Licences are valid and existing and in good standing in all material respects. Each of the Company and the Material Subsidiaries is in compliance with the terms and conditions of all such Governmental Licences, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect;

(v)            no labor disturbance by or dispute with employees of the Company or any of the Material Subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Company’s or any of the Material Subsidiaries’ principal suppliers, contractors or customers, except, in each case, as would not have a Material Adverse Effect. Neither the Company nor any of the Material Subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party;

(w)            except as disclosed in the Offering Documents or for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither the Company nor any of the Material Subsidiaries is in violation of any Environmental Laws, (ii) the Company and the Material Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of the Material Subsidiaries, and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings;

(x)            (i) each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) other than a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), for which the Company or any member of its “Controlled Group” (defined as any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001(a)(14) of ERISA or any entity that would be regarded as a single employer with the Company within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i) of ERISA) and no Multiemployer Plan within the meaning of Section 4001(a)(3) of ERISA for which the Company could have liability is in “endangered status” or “critical status” (within the meaning of Section 305 of ERISA); (v) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (vi) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur; (vii) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would reasonably be expected to cause the loss of such qualification; (viii) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan or any Multiemployer Plan; (ix) none of the following events has occurred or is reasonably likely to occur: (A) a material increase in the aggregate amount of contributions required to be made to all Plans by the Company or its Controlled Group members in the current fiscal year of the Company and its Controlled Group members compared to the amount of such contributions made in the Company’s and its Controlled Group members’ most recently completed fiscal year; or (B) a material increase in the Company’s and its subsidiaries’ “accumulated post-retirement benefit obligations” (within the meaning of Accounting Standards Codification Topic 715-60) compared to the amount of such obligations in the Company’s and its subsidiaries’ most recently completed fiscal year, except in each case with respect to the events or conditions set forth in (i) through (ix) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect; and (x) the Company does not constitute, and is not otherwise acting on behalf of, a “benefit plan investor,” within the meaning of Section 3(42) of ERISA and applicable regulations;

(y)            To the extent applicable, each employee pension benefit plan, program, policy, arrangement or agreement maintained or contributed to by the Company or any of its subsidiaries with respect to employees employed outside the United States (other than any governmental arrangement or statutory benefit plans which the Company or any of its subsidiaries is required to participate in or comply with, including the Canada Pension Plan and Quebec Pension Plan) (each, a “Foreign Plan”) has been maintained in compliance with its terms and with the requirements of any and all applicable requirements of law and has been maintained, where required, in good standing with applicable regulatory authorities, except to the extent that the failure so to comply would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has incurred any material obligation in connection with the termination of or withdrawal from any Foreign Plan. The present value of the accrued benefit liabilities (whether or not vested) under each Foreign Plan that is required to be funded, determined as of the end of the most recently ended fiscal year of the Company or its subsidiaries, as applicable, on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the property of such Foreign Plan by an amount that would be reasonably expected to have a Material Adverse Effect;

(z)            the Company has established and maintains systems of internal accounting and disclosure controls in compliance with NI 52-109 and Canadian Securities Laws and as required by Rule 13a-15(e) under the U.S. Exchange Act sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in each of the Time of Sale Prospectus and the Final Offering Documents, the Company has not identified and the independent accountants have not identified to the Company, any material weaknesses or significant deficiencies in the Company’s internal controls;

(aa)          the Company and the Material Subsidiaries maintain such policies of insurance with commercial providers of insurance as are appropriate for their operations, activities, properties and assets, in such amounts and against such risks as are customarily carried and insured against by entities engaged in the same or similar businesses, and all such policies of insurance will at Closing continue to be in full force and effect; and neither the Company nor any of the Material Subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy, except as would not, individually or collectively, have a Material Adverse Effect;

(bb)          neither the Company nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries, nor, to the knowledge of the Company, any employee, agent, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested, or taken an act in furtherance of any unlawful bribe or other unlawful benefit or thing of value, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its subsidiaries have instituted, and maintain and enforce, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws;

(cc)          the operations of the Company and its subsidiaries are and have been conducted during the past six years in material compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), in each case to the extent applicable, and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(dd)          none of the Company, any of its subsidiaries, or any director or officer thereof, or, to the Company’s knowledge, any employee, agent, affiliate or representative of the Company or any of its subsidiaries, is a person that is, or is owned or controlled by one or more persons that are:

(i)             the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, Global Affairs Canada, the European Union, His Majesty’s Treasury or other sanctions authority with jurisdiction over the Company or its subsidiaries (collectively, “Sanctions”), or

(ii)            located, organized or resident in a country or territory that is the subject of comprehensive Sanctions (as of the time of this Agreement, the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic and the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea and Syria (with respect to Syria, only until July 1, 2025) (each, a “Sanctioned Jurisdiction”);

(ee)          the Company will not, directly or knowingly indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person:

(i)             to fund or facilitate any activities or business of or with any person that, at the time of such funding or facilitation, is the subject of Sanctions or in any Sanctioned Jurisdiction; or

(ii)            in any other manner that will result in a violation of Sanctions by any person participating in the Offering, whether as underwriter, advisor, investor or otherwise;

(ff)           Since April 24, 2019, the Company and its subsidiaries have been in compliance with applicable Sanctions in all material respects.

(gg)         Neither the Company nor any of its subsidiaries is a “covered foreign person,” as that term is used in the regulations administered and enforced by the U.S. Treasury Department under U.S. Executive Order 14105 and codified at 31 C.F.R. § 850.101 et seq. (the “Outbound Investment Rules”). Neither the Company nor any of its subsidiaries currently engages in any activity that would cause any Underwriter to be in violation of the Outbound Investment Rules or cause any Underwriter to be legally prohibited by the Outbound Investment Rules from performing under this Agreement.

(hh)         except for the restrictions under the Credit Facilities, no subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s common shares or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company;

(ii)            neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than as contemplated hereby or in the Offering Documents) that would give rise to a valid claim against any of them or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the Offering;

(jj)           neither the Company nor any of its subsidiaries or affiliates has taken, and the Company, its subsidiaries and its affiliates will not take, directly or indirectly, any action designed to or that would constitute or would reasonably be expected to cause or result in (A) under Canadian Securities Laws, stabilization or manipulation of the price of any security of the Company or (B) under the U.S. Exchange Act, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Shares;

(kk)          neither the issuance, sale and delivery of the Shares nor the application of the proceeds thereof by the Company as described in each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors;

(ll)           no “forward-looking statement” (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act) or “forward looking information” (within the meaning of NI 51-102) included or incorporated by reference in any of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith;

(mm)        to the knowledge of the Company, no securities commission, stock exchange or other Governmental Authority has issued any order requiring trading in any of the Company’s securities to cease, preventing or suspending the use of the Offering Documents or any Offering Document Amendment or preventing the distribution of the Shares in any Canadian Qualifying Jurisdiction or in the United States nor, to the knowledge of the Company, has instituted proceedings for any of such purposes and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(nn)          (i) except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and the Material Subsidiaries’ information technology assets and equipment, computer systems, networks, hardware, software, databases, websites, and applications (collectively, “IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the business of the Company and the Material Subsidiaries as currently conducted, and the Company and each of the Material Subsidiaries have taken commercially reasonable technical and organizational measures to protect the Company’s and the Material Subsidiaries’ IT Systems and data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”), (ii) without limiting the foregoing, the Company and the Material Subsidiaries have used reasonable efforts to (A) protect the IT Systems and Data used by them in connection with their respective businesses have taken commercially reasonable efforts to and (B) establish and maintain, and have established, maintained and complied with, commercially reasonable information technology, information security, cybersecurity and data protection controls, training, policies and procedures, such as oversight, access controls, encryption, technological and physical safeguards and business continuity/disaster recovery and security plans that are designed to protect against breach, destruction, loss, unauthorized distribution, use, access or disablement of the Company’s IT Systems and Data (a “Data Security Breach”); (iii) the Company and the Material Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or Governmental Authority, internal policies and contractual obligations relating to the privacy and security of the IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except where noncompliance does not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iv) except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, there has been no Data Security Breach, and the Company and the Material Subsidiaries have not been notified of, and have no knowledge of, any event or condition that would reasonably be expected to result in a Data Security Breach;

(oo)         the provisions of the Common Shares of the Company conform, in all material respects, with the description thereof in the Offering Documents under the heading “Description of Securities”;

(pp)         the form and terms of certificates representing the Common Shares have been, and the definitive form of certificates (if any) for the Shares will, on the Closing Date and the Option Closing Date, as applicable, be, duly approved and adopted by the Company and comply with all legal requirements relating thereto;

(qq)          the issued and outstanding Common Shares are listed for trading on TSX;

(rr)           the Company is a reporting issuer, or the equivalent thereof, in good standing in each of the Canadian Qualifying Jurisdictions. The Company is not in default of any material requirement of Applicable Securities Laws and has not filed any confidential material change reports which continue to be confidential, and the Company has not received any correspondence or notice from a regulatory authority concerning a review of any of the Company’s continuous disclosure documents in respect of which any material matters remain outstanding. No material change relating to the Company has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(ss)          any marketing material that the Company is required to file with or deliver to the Canadian Securities Regulators in connection with the Offering has been, or will be, filed with or delivered to the Canadian Securities Regulators in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule B hereto that have been, or will be, filed with or delivered to the Canadian Securities Regulators in accordance with the requirements of Canadian Securities Laws, the Company has not prepared, used or referred to, and will not, without prior consent of the Representatives, prepare, use or refer to, any marketing materials in connection with the Offering;

(tt)           the Company is not an “ineligible issuer” in connection with the Offering as defined in Rule 405 under the U.S. Securities Act; any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act; each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder; except for the free writing prospectuses, if any, identified in Schedule B hereto, and electronic Road Shows, if any, each furnished to the Representatives before first use, the Company has not prepared, used or referred to, and will not, without the prior consent of the Representatives, prepare, use or refer to, any free writing prospectus;

(uu)         the Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions and is eligible to use the Shelf Procedures, and as of the date of the Canadian Base Prospectus, the Company was eligible, and had satisfied all of the applicable conditions, to use the exemptions from certain prospectus requirements set out in the WKSI Blanket Orders;

(vv)         the Company has prepared and filed with the Canadian Securities Regulators in accordance with the Shelf Procedures and the WKSI Blanket Orders, the Canadian Base Prospectus and has obtained a receipt under NP 11-202 in respect of the Canadian Base Prospectus from the OSC, as the Company’s principal regulator acting for and on behalf of itself and each of the other Canadian Securities Regulators in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Regulator and no proceeding for that purpose has been initiated or, to the Company’s knowledge, contemplated or threatened by any Canadian Securities Regulator; and any request made to the Company on the part of any Canadian Securities Regulator for additional information has been complied with;

(ww)        except as disclosed in the Offering Documents or the Financial Statements, neither the Company nor any of its subsidiaries (i) has made any acquisition that is a “significant acquisition” within the meaning of Canadian Securities Laws in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Offering Documents under applicable requirements of Canadian Securities Laws, or (ii) currently proposes to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of Canadian Securities Laws, if completed as of the date of the Offering Documents, and in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Offering Documents under applicable requirements of Canadian Securities Laws;

(xx)           the Offering Documents describe, to the extent required by applicable Canadian Securities Laws, all material contracts (as defined in Canadian Securities Laws) of the Company;

(yy)         subject to the solvency restrictions in the Business Corporations Act (Ontario) and restrictions under the credit facilities and note indentures of the Company, the Company is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on the Common Shares or other securities, or from paying any interest or repaying any loans, advances or other indebtedness;

(zz)          there has not been any reportable event (within the meaning of Section 4.11 of NI 51-102) with the Auditor, during the last three years;

(aaa)        the Company is in compliance in all material respects with the filing and certification requirements of each of NI 51-102 and NI 52-109;

(bbb)       except as disclosed in the Offering Documents, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the U.S. Securities Act or to file a prospectus under Canadian Securities Laws with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the Offering;

(ccc)       TSX Trust Company, at its principal office in the City of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares and Continental Stock Transfer and Trust Company has been duly appointed as registrar and transfer agent for the Common Shares in the United States;

(ddd)       the Shares have been approved for listing on NYSE, subject only to official notice of issuance and have been conditionally approved for listing on TSX, subject to the satisfaction of customary conditions required by such exchange;

(eee)        neither the Company nor any of its subsidiaries is party to or bound by any agreement or undertaking entered into pursuant to the Competition Act (Canada) or the Investment Canada Act (Canada);

(fff)          the Company’s board of directors has validly appointed an audit committee and the board of directors and/or its audit committee has adopted a charter that satisfies the requirements of National Instrument 52-110 – Audit Committees;

(ggg)       the Company has not (i) engaged in, or authorized any other person to engage in, any Testing-the-Waters Communications, other than Testing-the-Waters Communications with the prior consent of the Representatives with entities that the Company reasonably believes are qualified institutional buyers as defined in Rule 144A under the U.S. Securities Act, institutions that are accredited investors within the meaning of Rule 501 under the U.S. Securities Act or accredited investors within the meaning of National Instrument 45-106 – Prospectus Exemptions and (ii) distributed, or authorized any other person to distribute, any Written Testing-the-Waters Communication, other than those distributed with the prior consent of the Representatives that are listed on Schedule B hereto; and the Company reconfirms that the Underwriters have been authorized to act on its behalf in engaging in Testing-the-Waters Communications;

(hhh)       from the first date on which the Company engaged directly or through any person authorized to act on its behalf in any Testing-the-Waters Communication undertaken in reliance on Section 5(d) of and/or Rule 163B under the U.S. Securities Act through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act (an “Emerging Growth Company”);

(iii)           the Company does not believe it was a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the Code for its most recently completed taxable year and the Company does not expect to be a PFIC for the foreseeable future; and

(jjj)           the minutes, resolutions and corporate records of the Company made available to Osler, Hoskin & Harcourt LLP, Canadian counsel to the Underwriters, and Simpson Thacher & Bartlett LLP, U.S. counsel to the Underwriters, in connection with the Underwriters’ due diligence investigations are true and complete (save for certain redactions) copies thereof and contain copies of all material proceedings of the shareholders and the board of directors (excluding committees of the board of directors) of the Company that have been minuted or resolved from January 1, 2024 to March 11, 2026, other than those that are not material in the context of the Company.

8.             Additional Covenants of the Company

The Company covenants with the Underwriters that:

(a)            it will advise the Underwriters, promptly after receiving notice thereof, when any receipt for a Canadian Prospectus Amendment has been obtained and will provide evidence satisfactory to the Underwriters of each such filing and the issuance or deemed issuance of receipts in respect thereof, as applicable, from all of the Canadian Securities Regulators;

(b)            it will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator or U.S. securities regulator of any order suspending or preventing the use of the Offering Documents; (ii) the suspension of the qualification of the Shares for distribution or sale in any of the Canadian Qualifying Jurisdictions or the United States; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any securities commission, stock exchanges or comparable authority for amending or supplementing the Offering Documents, or for additional information, and will use its commercially reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c)            it will not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder;

(d)            if at any time following issuance of a Written Testing-the-Waters Communication, any event occurred or occurs as a result of which such Written Testing-the-Waters Communication would conflict with the information in the Registration Statement, Time of Sale Prospectus, or Final Offering Documents or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to each Underwriter a Written Testing-the-Waters Communication or other document which will correct such conflict, statement or omission;

(e)            it will use its reasonable best efforts to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject;

(f)            it will make generally available to its securityholders (it being understood that filings on SEDAR+ and EDGAR satisfy this requirement) as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the U.S. Securities Act and the rules and regulations of the SEC thereunder (including, at the option of the Company, Rule 158);

(g)            it will use its reasonable best efforts to have the Shares accepted for listing on NYSE and TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges;

(h)            it will deliver to each Underwriter, upon such Underwriter’s written request, on or before the date hereof, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification;

(i)             it shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement; (ii) the creation, allotment and issuance of the Shares; (iii) the sale and delivery of the Shares to the Underwriters or purchasers procured by the Underwriters; or (iv) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein;

(j)             all sums payable by it under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amounts as will result in the receipt by each Underwriter of the full amounts that would have been received had no deduction or withholding been made. No such additional amount shall be paid if such deduction or withholding results from an Underwriter having rendered services in Canada or in the Province of Ontario;

(k)            all sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where any such tax is imposed on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to the applicable value added, goods and services, or similar tax;

(l)             the Company currently intends to apply the net proceeds from the sale of the Shares as described in each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents under the heading “Use of proceeds”; and

(m)            the Company will promptly notify the Representatives if the Company ceases to be an Emerging Growth Company at any time prior to the completion of the distribution of Shares within the meaning of the U.S. Securities Act.

9.             Completion of Distribution

The Underwriters shall, and shall cause each Selling Firm to, after the Closing Time or the Option Closing Time, as applicable, give prompt written notice to the Company when, in the reasonable opinion of the Underwriters, they have completed distribution of the Shares, including notice of the total proceeds realized or number of Shares sold in each of the Canadian Qualifying Jurisdictions, the United States and any other jurisdiction from such distribution.

10.           Material Change or Change in Material Fact During Distribution

(a)            During the period from the date hereof to the later of the Closing Date and the date of completion of distribution of the Shares under the Offering Documents and any Offering Document Amendment, the Company shall promptly notify the Representatives in writing of:

(i)             any filing made by the Company of information relating to the Offering with any securities exchange or Governmental Authority in Canada or the United States or any other jurisdiction;

(ii)            any material change (actual, anticipated, contemplated, proposed by or threatened, financial or otherwise) or development that would be likely to result in a material change in the results of operations, financial condition, business, affairs, assets, properties, capital, liabilities (contingent or otherwise), cash flows, income or business operations of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(iii)           any material fact which has arisen or has been discovered and would have been required to have been stated in any Offering Documents had the fact arisen or been discovered on or prior to the date of such document; and

(iv)           any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in any Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in such Offering Documents or which would result in such Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Shares.

(b)            The Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Representatives, acting reasonably, with all applicable filings and other requirements under Applicable Securities Laws as a result of a fact or change referred to in Section 10(a) subject to Sections 5(b)(ii) and 5(b)(iii). The Company shall in good faith discuss with the Representatives any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 10.

(c)            The Company will or, if applicable, will cause any of its subsidiaries to, promptly provide to the Representatives, during the period commencing on the date hereof and until completion of the distribution of the Shares, drafts of any press releases and other public announcements of the Company or its subsidiaries (other than press releases (i) in the ordinary course of business, (ii) which do not contain material facts and (iii) which relate to promotion of the Company’s services, sponsorship of events or similar press releases issued with a view to market the services of the Company as opposed to disclosing material facts or other material information) relating to the Company, its subsidiaries, the Shares or the Offering for review by the Representatives and their respective counsel prior to issuance, provided that any such review will be completed in a timely manner.

11.           Change in Canadian Securities Laws

If during the period of distribution of the Shares there shall be any change in Canadian Securities Laws which requires the filing of an Offering Document Amendment, the Company shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Offering Document Amendment with the appropriate Canadian Securities Regulator in each of the Canadian Qualifying Jurisdictions where such filing is required.

12.           Underwriting Fee

In consideration of the Underwriters’ purchase of the Firm Shares and the Optional Shares, if any, pursuant to this Agreement, the Company agrees to pay to the Underwriters a fee of $1.44875 per Firm Share or Optional Share, as applicable, purchased by the Underwriters from the Company (collectively, the “Underwriting Fee”). The Underwriting Fee shall be payable as provided for in Section 13.

13.           Delivery of Purchase Price, Underwriting Fee and Shares

The purchase and sale of the Firm Shares and any Optional Shares shall be completed at the Closing Time or Option Closing Time, as the case may be, by virtual exchange of documents or at such place as the Representatives and the Company may agree upon.

On the Closing Date, the Company shall duly and validly issue and deliver the Firm Shares, and on the Option Closing Date, if applicable, the Company shall duly and validly issue and deliver the Optional Shares, in each case in uncertificated form to the Underwriters as an “instant” or electronic deposit through the facilities of The Depository Trust Company (“DTC”) United States and/or pursuant to the systems of CDS Clearing and Depository Services Inc. in Canada (“CDS”), or in the manner directed by the Representatives in writing, in the case of DTC, registered in the name of “Cede & Co.” and in the case of CDS, registered in the name of “CDS & CO.” in each case, or in such other name or names as the Representatives may direct the Company, in writing not less than 48 hours prior to the Closing Time or the Option Closing Time, as the case may be.

In each case, delivery by the Company of the Firm Shares, or delivery by the Company of the Optional Shares, shall be against payment by the Underwriters to the Company of the Purchase Price for the Firm Shares or the Optional Shares, as the case may be, net of the Underwriting Fee, by wire transfer of immediately available funds together with a receipt signed by the Representatives for such Firm Shares or Optional Shares, as the case may be, with the Company delivering a receipt for the Underwriting Fee.

14.           Delivery of Shares

The Company shall, prior to the Closing Date and the Option Closing Date, as the case may be, make all necessary arrangements for the preparation, issue and delivery of the Firm Shares or the Optional Shares, as the case may be, on the Closing Date or the Option Closing Date, as the case may be.

The Company shall pay all fees and expenses payable to TSX Trust Company and Continental Stock Transfer and Trust Company, in connection with the preparation, issue and delivery of the Firm Shares or Optional Shares contemplated by this Section 14 and the fees and expenses payable to TSX Trust Company and Continental Stock Transfer and Trust Company as may be required in the course of the distribution of the Firm Shares and the Optional Shares.

15.           Conditions to Underwriters’ Obligation to Purchase

The Underwriters’ obligation to purchase the Firm Shares on the Closing Date shall be subject to (i) the representations and warranties of the Company contained in this Agreement being accurate as of the date of this Agreement and as of the Closing Date; (ii) the Company having performed all of its covenants and other obligations under this Agreement; and (iii) the following additional conditions:

(a)            Delivery of Opinions

(i)             The Representatives shall have received at the Closing Time a legal opinion of Goodmans LLP, as Canadian counsel to the Company, in form and substance satisfactory to the Representatives, acting reasonably, dated the Closing Date, and addressed to the Underwriters; provided that Goodmans LLP shall be entitled to rely on or deliver the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of the Province of Ontario and as to matters of fact, on certificates of Governmental Authorities and officers of the Company and letters from stock exchange representatives and transfer agents.

(ii)            The Representatives shall have received at the Closing Time a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Company, in form and substance satisfactory to the Representatives, acting reasonably, dated the Closing Date, and addressed to the Underwriters.

(iii)           The Representatives shall have received at the Closing Time a legal opinion of Osler, Hoskin & Harcourt LLP, as Canadian counsel to the Underwriters, in form and substance satisfactory to the Representatives, acting reasonably, dated the Closing Date, and addressed to the Underwriters; provided that Osler, Hoskin & Harcourt LLP shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of the Province of Ontario and as to matters of fact, on certificates of Governmental Authorities and officers of the Company and letters from stock exchange representatives and transfer agents.

(iv)           The Representatives shall have received at the Closing Time a legal opinion of Simpson Thacher & Bartlett LLP, as U.S. counsel to the Underwriters, in form and substance satisfactory to the Representatives, acting reasonably, dated the Closing Date, and addressed to the Underwriters.

(v)            The Representatives shall have received at the Closing Time a customary “10b-5” letter, in form and substance satisfactory to the Representatives, acting reasonably, dated the Closing Date, and addressed to the Underwriters, from each of (i) Simpson Thacher & Bartlett LLP, as U.S. counsel to the Underwriters and (ii) Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Company.

(b)            Delivery of Comfort Letters

(i)             The Representatives shall have received, on each of the date hereof and on the Closing Date, a letter, dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Representatives, acting reasonably, addressed to the Underwriters and the directors of the Company from the Auditor, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the Company’s financial statements and certain financial information contained, or incorporated by reference, in the Offering Documents; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two Business Days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two Business Days prior to the Closing Date.

(ii)            The Representatives shall have received, on each of the date hereof and on the Closing Date, a certificate of the Chief Financial Officer of the Company, dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Representatives, acting reasonably, with respect to certain financial data contained in the Time of Sale Prospectus and the U.S. Final Prospectus, as applicable, providing “management comfort” with respect to such information.

(c)            Delivery of Certificates

(i)             The Representatives shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriters (and, if necessary for opinion purposes, counsel to the Underwriters) and signed by officers of the Company acceptable to the Underwriters, acting reasonably, with respect to the constating documents of the Company, the absence of proceedings taken regarding dissolution, all resolutions of the board of directors of the Company relating to this Agreement and related matters, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Underwriters may reasonably request.

(ii)            The Representatives shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and counsel to the Underwriters and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer or other officers of the Company acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and without personal liability, after having made due enquiry and after having carefully examined the Offering Documents, as amended by any Offering Document Amendments:

(A)            that since the respective dates as of which information is given in the Offering Documents, as amended by any Offering Document Amendments (1) there has been no Material Adverse Change with respect to the Company and its subsidiaries taken as a whole, and (2) no transaction has been entered into by any of the Company or its subsidiaries which is material to the Company and its subsidiaries taken as a whole, other than as disclosed in the Offering Documents or the Offering Document Amendments, as the case may be;

(B)            that no order, ruling or determination having the effect of suspending the sale or ceasing the trading of Firm Shares or any other securities of the Company has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Canadian Securities Laws, U.S. Securities Laws or by any Governmental Authority;

(C)            that the Company has complied in all material respects with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(D)            that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time in all material respects (except for such representations and warranties of the Company qualified by materiality or which refer to a Material Adverse Effect, which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they will be true and correct in all respects as of that date only.

(d)            Material Adverse Change

Subsequent to the execution and delivery of this Agreement and prior to the Closing Date there shall not have occurred any Material Adverse Change with respect to the Company and its subsidiaries, taken as a whole, from that set forth in the Final Offering Documents that, in the judgment of the Representatives, is material and adverse and that makes it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the terms and in the manner contemplated by this Agreement, the Time of Sale Prospectus or the Final Offering Documents.

(e)            TSX Listing Approval

The Shares shall have been conditionally approved for listing on TSX, subject to the satisfaction of customary conditions required by TSX.

(f)            NYSE Listing Approval

The Shares shall be approved for listing on NYSE, subject only to official notice of issuance.

(g)            Lock-Up Agreements

The Representatives shall have received, on or prior to the date hereof, an executed lock-up agreement, substantially in the form of Schedule A hereto, from each of the Company’s directors and officers listed on Schedule C hereto.

(h)            Receipt of Additional Documents

The Representatives shall have received such other customary closing certificates, opinions, receipts, agreements or documents as the Representatives may reasonably request.

(i)            Over-Allotment Closing Documents

The several obligations of the Underwriters to purchase the Optional Shares, if any, hereunder are subject to the delivery to the Representatives on the Option Closing Date of (i) a customary “bring down” “10b-5” letter from each of Simpson Thacher & Bartlett LLP, as U.S. counsel to the Underwriters, and Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Company; (ii) a customary “bring down” legal opinion from each of (a) Simpson Thacher & Bartlett LLP, as U.S. counsel to the Underwriters, (b) Osler, Hoskin & Harcourt LLP, as Canadian counsel to the Underwriters, (c) Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Company and (d) Goodmans LLP, as Canadian counsel to the Company; (iii) a customary “bring-down” comfort letter from the Auditor relating to the comfort letter delivered pursuant to Section 15(b); (iv) certificates dated the Option Closing Date, substantially similar to the officer’s certificates referred to in Section 15(c); and (v) such other customary closing certificates and documents as the Representatives may reasonably request with respect to the good standing of the Company and other matters related to the sale and issuance of the Optional Shares.

16.           Rights of Termination

The Representatives may terminate this Agreement by notice given to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date, (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of NYSE, The Nasdaq Stock Market or TSX; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on the NYSE or TSX; (iii) a material disruption in commercial banking or securities settlement, payment or clearance services in the United States or Canada shall have occurred; (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities; or (v) there shall have occurred any outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the judgment of the Representatives, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated by this Agreement, the Time of Sale Prospectus or the Final Offering Documents.

17.           Indemnity

(a)            Rights of Indemnity from the Company

The Company agrees to indemnify and hold harmless each of the several Underwriters and each of their respective affiliates (within the meaning of Rule 405 under the U.S. Securities Act) and persons controlling (or deemed to be controlling, within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act) any of the Underwriters, as the case may be, and each of their respective directors, officers, partners, employees and agents, to the full extent lawful, from and against any and all losses, claims, damages, or liabilities, joint or several, to which the Underwriters may become subject, under the U.S. Securities Act or otherwise (including, without limitation, reasonably incurred legal fees and other expenses incurred in connection with investigating or defending any suit, action, proceeding or claim asserted, as such fees and expenses are incurred) (collectively, “Damages”) insofar as such Damages arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Offering Document, the Time of Sale Prospectus or the Final Offering Documents, or any amendment or supplement thereto, any free writing prospectus as defined in Rule 433(h) under the U.S. Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act, any Road Show, or any Testing-the-Waters Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriting in connection with investigating or defending such claim as such expenses are incurred, provided, however, that the Company shall not be liable in any such case to the extent that any such Damages arise out of or are based upon any such misrepresentation, untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any Underwriters’ Information.

In respect solely of any claim contemplated by this Section 17 that is asserted in Canada by a purchaser of Shares from the Underwriters in Canada, in the event that a person asserting a claim was not provided a copy of the Canadian Offering Documents (as then amended or supplemented, if the Company shall have furnished any amendments or supplements thereto) required under Canadian Securities Laws to be provided to that person by the Underwriters or Selling Firm, as applicable, this indemnity shall not ensure to the benefit of the Indemnified Parties in respect of any Damages to the extent that any Canadian Offering Document corrects the untrue statement or information, misrepresentation or omission which forms the basis of such claim.

(b)            Rights of Indemnity from the Underwriters

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act, and its partners, employees and agents, to the full extent lawful, to the same extent as the foregoing indemnity from the Company to such Underwriter, but only to the extent that such Damages arise out of, or are based upon, any such misrepresentation, untrue statement or omission or alleged untrue statement or omission made in any Offering Document in reliance upon and in conformity with any Underwriters’ Information.

(c)            Notices and Procedures

If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to the preceding paragraphs of this Section 17, such person (the “Indemnified Party”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Party”) in writing; provided that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 17 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Party shall not relieve it from any liability that it may have to an Indemnified Party otherwise than under the preceding paragraphs of this Section 17. If any such proceeding shall be brought or asserted against an Indemnified Party and it shall have notified the Indemnifying Party thereof, the Indemnifying Party shall retain counsel reasonably satisfactory to the Indemnified Party (who shall not, without the consent of the Indemnified Party, be counsel to the Indemnifying Party) to represent the Indemnified Party and any others entitled to indemnification pursuant to this Section 17 that the Indemnifying Party may designate in such proceeding and shall pay the fees and expenses in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the contrary; (ii) the Indemnifying Party has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Party; (iii) the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Party shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Parties, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives and any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, the Indemnifying Party agrees to indemnify each Indemnified Party from and against any loss or liability by reason of such settlement. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnification could have been sought hereunder by such Indemnified Party, unless such settlement (x) includes an unconditional release of such Indemnified Party, in form and substance reasonably satisfactory to such Indemnified Party, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

18.           Contribution

(a)            Rights of Contribution

To the extent the indemnity provided in Section 17 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or insufficient to hold harmless an Indemnified Party with respect to any Damages contemplated by Section 17, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the aggregate amount paid or payable by such Indemnified Party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the Offering as contemplated by this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the Offering as contemplated by this Agreement, as well as the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, with respect to statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same ratio as the total proceeds from the Offering (net of the Underwriting Fee payable to the Underwriters but before deducting expenses), received by the Company, to the Underwriting Fee received by the Underwriters. The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact that resulted in the Damages, relates to information supplied by the Company or the Underwriters, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 18 were determined by pro rata contribution (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 18(a). In the event of any such contribution:

(i)             the amount paid or payable by an Indemnified Party as a result of the Damages referred to in this Section 18 shall be deemed to include, subject to the limitations set forth in Section 17, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim;

(ii)            each Underwriter shall not in any event be liable to contribute, individually, any amount in excess of the amount by which the total Underwriting Fee received by such Underwriter exceeds the amount of any Damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission;

(iii)           no party who has been determined by a court of competent jurisdiction in a final judgment (which is not appealable) to have engaged in any fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraudulent misrepresentation; and

(iv)           the Underwriters’ obligations in this Section 18(a) to contribute are several in proportion to their respective underwriting obligations and not joint.

(b)            Rights of Indemnity and Contribution in Addition to Other Rights

The rights to indemnity and contribution provided in Sections 17 and 18 shall be in addition to and not in derogation of any other right to indemnity or contribution which the Underwriters or any other Indemnified Party may have by law, statute or otherwise.

(c)            Notice

If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Company notice of such claim in writing (which obligation shall be satisfied through the giving of notice pursuant to Section 17(c) above), as soon as reasonably possible, but failure to notify the Company shall not relieve the Company of any obligation which it may have to the Underwriters under this Section 18, except to the extent the Company is materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure.

(d)            Right of Contribution in Favor of Others

The Underwriters’ respective obligations to contribute pursuant to this Section 18 are several in proportion to the percentages of Shares set forth opposite their respective names in Section 21(a) hereof and not joint.

(e)            Remedy Not Exclusive

The remedies provided for in Sections 17 and 18 are not exclusive and shall not limit (except as provided for herein) any rights or remedies which may otherwise be available to any party at law or in equity.

19.           Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

20.           Expenses

Whether or not the Offering is completed or this Agreement is terminated, the Company will be responsible for all expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the Offering pursuant to the Offering Documents (including any amendments or supplements to the foregoing) incurred by the Company including, without limitation, (i) Canadian Securities Regulators and SEC filing fees and U.S. and Canadian stock exchange fees, as applicable; (ii) printing, copying, messenger and delivery expenses; (iii) expenses incurred in connection with any Road Show and marketing activities, including, without limitation, expenses associated with the preparation or dissemination of any Road Show and Written Testing-the-Waters Communication; (iv) reasonable fees, expenses and disbursements of legal counsel to the Company in all relevant jurisdictions; (v) reasonable fees, expenses and disbursements of the Auditor, including the expenses of any special audits or comfort letters; (vi) translation expenses; (vii) all filing fees and reasonable and documented expenses, attorneys’ fees and expenses incurred by the Underwriters in connection with the review and qualification of the Offering by FINRA; (viii) all filing fees and reasonable documented attorneys’ fees and expenses incurred by the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the ‘Blue Sky’ laws; (ix) the costs and charges of any transfer agent, registrar or depositary; (x) the cost of preparing stock certificates; (xi) all expenses and application fees related to the listing of the Shares on NYSE and TSX; and (xii) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section 20. In all cases, the Company will also be responsible for any and all taxes and withholdings on amounts payable to the Underwriters under this Agreement. It is understood, however, that the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel and any advertising expenses connected with any offers they may make.

If (i) this Agreement is terminated pursuant to Section 16; (ii) the Company for any reason fails to tender the Shares for delivery to the Underwriters; or (iii) the Underwriters decline to purchase the Shares for any reason permitted under this Agreement, the Company agrees to reimburse the Underwriters for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby.

21.           Obligations to Purchase

(a)            Obligation of Underwriters to Purchase

Subject to Section 21(b), the obligation of the Underwriters to purchase the Firm Shares or the Optional Shares, as the case may be, at the Closing Time or the Option Closing Time, as the case may be, shall be several and not joint and each of the Underwriters shall be obligated to purchase only that percentage of the Firm Shares or the Optional Shares, as the case may be, set out opposite the name of such Underwriter below.

J.P. Morgan Securities LLC	31.2919%
RBC Dominion Securities Inc.	26.0766%
BMO Nesbitt Burns Inc.	9.4737%
Deutsche Bank Securities Inc.	9.4737%
Jefferies Securities Inc.	9.4737%
Scotia Capital Inc.	9.4737%
Canaccord Genuity Corp.	4.7367%
100.000%

(b)            Purchases by Non-Defaulting Underwriters

If, on the Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters fails or refuses to purchase the Shares (other than as a result of validly exercising termination rights under Section 16) that it has or they have agreed to purchase hereunder on such date and the aggregate number of Shares with respect to which such default occurs is not more than one-eleventh of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated, severally and not jointly, on a pro rata basis according to the percentage set forth opposite their respective names in Section 21(a) or in such other proportion as agreed to by the Underwriters, to purchase such Shares. If, on the Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters fails or refuses to purchase the Shares (other than as a result of validly exercising termination rights under Section 16) that it has or they have agreed to purchase hereunder on such date and the aggregate number of Shares with respect to which such default occurs is more than one-eleventh of the aggregate number of Shares to be purchased on such date, each such non-defaulting Underwriter shall have the right to either (i) terminate its obligations under this Agreement, or (ii) proceed with the purchase of its percentage of Firm Shares or Optional Shares, as the case may be, as provided in Section 21(a) or elect to purchase additional Shares and, in such case, the Company shall (subject to the following sentence) sell such Firm Shares or Optional Shares, as the case may be, to such Underwriter in accordance with the terms of this Agreement. In either case, if the amount of such Shares that the non-defaulting Underwriters are willing to purchase exceeds the amount of such Shares that are available for purchase, such Shares shall be divided pro rata among the non-defaulting Underwriters willing to purchase such Shares in proportion to the percentage of Shares which such non-defaulting Underwriters have agreed to purchase as set out in Section 21(a). In the event of a default by any Underwriter as set forth in this Section 21(b), the Closing Date or the Option Closing Date, as the case may be, shall be postponed for such period, not exceeding five Business Days, in order that the required changes, if any, in the Offering Documents or in any other documents or arrangements may be effected.

(c)            No Obligation to Sell Less than All; Further Liability

Nothing in this Section 21 shall oblige the Company to issue and sell to the Underwriters less than all of the Firm Shares or the Optional Shares, as the case may be. In the event of the termination of the Company’s obligations under this Agreement as a result of the foregoing sentence, there shall be no further liability on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may arise under Sections 17, 18 and 20. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company or any non-defaulting Underwriter for damages occasioned by its default hereunder.

22.           Lock-Up

During the period beginning on the date hereof and ending on the date that is 90 days after the date hereof, the Company agrees that it shall not, directly or indirectly, without the prior written consent of any of the Representatives, on behalf of all of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, (i) offer, sell, contract to sell, pledge, issue or grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or submit or file any registration statement with the SEC or prospectus with the Canadian Securities Regulators relating to, any securities of the Company that are substantially similar to the Common Shares, including but not limited to any options or warrants to purchase Common Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (i) the Common Shares to be sold hereunder; (ii) the grant, issuance, exercise, vesting or settlement of awards (including Common Shares underlying such awards) pursuant to any employee, executive or director incentive compensation arrangement of the Company in accordance with the terms and conditions of the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, as may be adopted, amended or restated; (iii) securities issued upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this Agreement; (iv) securities issued as consideration in connection with arm’s length acquisitions; or (v) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards, or employee benefit plans of the Company described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

23.           Survival

The representations, warranties, obligations and agreements, including the indemnification and contribution obligations, of the Company contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect, unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Offering Documents, any Offering Document Amendments or the distribution of the Shares.

24.           Time; Successors and Assigns

Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Sections 17 and 18 hereof, their respective directors, officers, partners, employees and agents, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

25.           Governing Law; Submission to Jurisdiction; Appointment of Agent for Service

This Agreement and any claim, controversy, or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

The Company hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company is subject by a suit upon such judgment.

The Company irrevocably appoints CT Corporation System, located at 28 Liberty Street, New York, NY 10005, as its authorized agent in the United States upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company by the person serving the same to the address provided in this Section 25, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.

26.           Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Company, addressed and sent to:

MDA Space Ltd.
7500 Financial Drive
Brampton, ON L6Y 6K7

Canada

Attention:	Guillaume Lavoie, Chief Financial Officer
E-mail:	[Redacted]

with a copy (which shall not constitute notice) to Goodmans LLP and Skadden, Arps, Slate, Meagher & Flom LLP, addressed and sent to:

Goodmans LLP
333 Bay St., Suite 3400
Toronto, ON M5H 2S7

Canada

Attention:	Neill May
E-mail:	[Redacted]

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001

United States

Attention:	Ryan J. Dzierniejko
E-mail:	[Redacted]

If to any of the Underwriters, addressed and sent to:

J.P. Morgan Securities LLC
270 Park Avenue
New York, NY 10017

United States

Attention:  Equity Syndicate Desk

Fax: [Redacted]

RBC Dominion Securities Inc.
200 Bay Street

Royal Bank Plaza, North Tower, 2nd Floor

Toronto, Ontario M5J 2W7

Attention:	Claire Sturgess
E-mail:	[Redacted]

with a copy (which shall not constitute notice to the Underwriters) to Osler, Hoskin & Harcourt LLP and Simpson Thacher & Bartlett LLP addressed and sent to:

Osler, Hoskin & Harcourt LLP
First Canadian Place, 100 King St. W., Suite 6200
Toronto, ON M5X 1B8

Canada

Attention:	Desmond Lee and Rosalind Hunter
E-mail:	[Redacted]

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

United States

Attention:	Roxane Reardon and Evan Zuckerman
E-mail:	[Redacted]

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 26. Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee. A notice which is personally delivered or delivered by e-mail shall, if delivered prior to 5:00 p.m. (New York City time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

27.           Authority of the Representatives

The Representatives are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with Section 26 or agreement entered into by or on behalf of the Underwriters by the Representatives. The Representatives shall consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

28.           Underwriters’ Activities

Nothing in this Agreement or the nature of the services to be provided by the Underwriters will be deemed to create a fiduciary or agency relationship between any of the Underwriters and the Company or its security holders, creditors, employees or any other person, as applicable. The Company acknowledges and understands that: (i) the Underwriters may act as traders of, and dealers in, securities both as principal and on behalf of clients and that in the ordinary course of its trading and dealing activities, any of the Underwriters and their affiliates, at any time, may hold long or short positions in the securities of the Company or any of its respective related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (ii) any of the Underwriters may conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to any such person and/or the Offering; and (iii) the Underwriters or their affiliates may extend loans or provide other financial services in the ordinary course of business to any such person (collectively, “Bank Business”). The Company agrees not to seek to restrict or challenge the ability of any of the Underwriters or their affiliates to conduct Bank Business.

The Company acknowledges that none of the Underwriters is advising the Company or any other person related to them as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company should consult with its own advisors concerning such matters and be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters have no liability to the Company with respect thereto.

In performing its responsibilities under this Agreement, each of the Underwriters may use the services of its affiliates provided that it will be responsible for ensuring that such affiliates comply with the terms of this Agreement and provided that in the case of any affiliate which is a non-resident for purposes of the Income Tax Act (Canada), such services are not rendered in Canada.

29.           No Advisory or Fiduciary Responsibility

The Company acknowledges and agrees that: (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand; (ii) in connection therewith, each Underwriter is acting solely as a principal and not as the agent or fiduciary of the Company; (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the purchase and sale of the Shares pursuant to this Agreement or any other obligation to the Company, except the obligations expressly set forth in this Agreement; and (iv) the Company has consulted or had the opportunity to consult with its own legal and other advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company in connection with the purchase and sale of the Shares pursuant to this Agreement. None of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters with respect to any entity or natural person. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company.

30.           Counterparts

This Agreement may be executed by the parties to this Agreement in counterparts and may be executed and delivered by facsimile or by email in portable document (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other similar format and all such counterparts and electronic copies shall be an original and together constitute one and the same agreement.

31.           Entire Agreement

The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Company with respect to the subject matter hereof.

32.           Recognition of the U.S. Special Resolution Regimes.

(a)            In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)            As used in this Section:

(i)             “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)            “Covered Entity” means any of the following:

(A)            a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)            a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)            a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)           “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)           “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

33.           Headings

The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed part of, or to affect the meaning or interpretation of, this Agreement.

34.           Judgment Currency

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars purchased over the sum originally due to such Underwriter or controlling person hereunder.

35.           Waiver of Immunity

To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) Canada, or any political subdivision thereof, (ii) the United States or the State of New York, (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Company hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

[The remainder of this page has been left blank intentionally.]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the Representatives upon which this Agreement as so accepted shall constitute an agreement among us.

J.P. MORGAN SECURITIES LLC

By:	/s/ Robert Enright
	Name:	Robert Enright
	Title:	Executive Director

RBC DOMINION SECURITIES INC.

By:	/s/ Claire Sturgess
	Name:	Claire Sturgess
	Title:	Canada Head, Industrials & CME Investment Banking

[Signature Page to Underwriting Agreement]

The foregoing offer is accepted and agreed to as of the date first above written.

MDA SPACE LTD.

By:	/s/ Guillaume Lavoie
	Name:	Guillaume Lavoie
	Title:	Chief Financial Officer

[Signature Page to Underwriting Agreement]

SCHEDULE A
FORM OF LOCK-UP AGREEMENT

_____________, 2026

J.P. MORGAN SECURITIES LLC
RBC DOMINION SECURITIES INC.
As Representatives of
the several Underwriters listed in
Section 21(a) of the Underwriting
Agreement referred to below

c/o J.P. Morgan Securities LLC
270 Park Avenue
New York, NY 10017

c/o RBC Dominion Securities Inc.

200 Bay Street

Royal Bank Plaza, North Tower, 2nd Floor

Toronto, Ontario M5J 2W7

Re:          MDA Space Ltd. --- Public Offering

Ladies and Gentlemen:

The undersigned understands that you, as Representatives of the several Underwriters, propose to enter into an underwriting agreement (the “Underwriting Agreement”) with MDA Space Ltd., an Ontario corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters named in Section 21(a) of the Underwriting Agreement (the “Underwriters”) of common shares in the capital of the Company (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to purchase and make the Public Offering of the Securities, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, the undersigned will not, and will not cause any direct or indirect affiliate to, during the period beginning on the date of this letter agreement (this “Letter Agreement”) and ending at the close of business 90 days after the date of the Underwriting Agreement (such period, the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares of the Company (the “Common Shares”) or any securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with Canadian Securities Laws or the rules and regulations of the United States Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Common Shares, the “Lock-Up Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, or (4) publicly disclose the intention to do any of the foregoing. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the undersigned or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise.

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Notwithstanding the foregoing, the undersigned or any of its direct or indirect affiliates may:

(a)  transfer the undersigned’s or such affiliate’s Lock-Up Securities:

(i) as a bona fide gift or gifts, or for bona fide estate planning purposes,

(ii) by will, other testamentary document or intestacy to the legal representative, heir, beneficiary or member of immediate family of the undersigned,

(iii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, or if the undersigned is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin),

(iv) to a partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

(v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above,

(vi) if the undersigned or such affiliate is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the U.S. Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of the undersigned,

(vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement,

(viii) to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee,

(ix)  as part of a sale of the undersigned’s or such affiliate’s Lock-Up Securities acquired in open market transactions after the closing date for the Public Offering,

(x) in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase Lock-Up Securities existing as of the date hereof (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such Lock-Up Securities received upon such exercise, vesting or settlement shall be subject to the terms of this Letter Agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the undersigned pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in the Registration Statement, Time of Sale Prospectus and Final Offering Documents, or

(xi) pursuant to a bona fide third-party tender offer, take-over bid, merger, plan of arrangement, consolidation, amalgamation or other similar transaction that is approved by the Company’s board of directors and made to all shareholders of the Company involving a Change of Control (as defined below) of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, take-over bid, merger, plan of arrangement, consolidation, amalgamation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares in the capital of the Company if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, take-over bid, merger, plan of arrangement, consolidation, amalgamation or other similar transaction is not completed, the undersigned’s Lock-Up Securities shall remain subject to the provisions of this Letter Agreement;

provided that (A) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (vii), such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the Representatives a lock-up letter in the form of this Letter Agreement, (B) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (ix), no public filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), or with the Canadian Securities Regulators, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Restricted Period referred to above) and (C) in the case of any transfer or distribution pursuant to clause (a)(vii), (viii) and (x), it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the U.S. Exchange Act or insider reporting requirements of Canadian Securities Laws, or any other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities in connection with such transfer or distribution shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

(b) grant pledges or security interests on the Lock-Up Securities, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriters to be bound by the terms of this Letter Agreement for the remainder of its term;

(c) exercise outstanding options, settle restricted stock units or other equity awards or exercise warrants pursuant to plans described in the Registration Statement, Time of Sale Prospectus and Final Offering Documents; provided that any Lock-Up Securities received upon such exercise, vesting or settlement shall be subject to the terms of this Letter Agreement; and

(d) sell the Securities to be sold by the undersigned pursuant to the terms of the Underwriting Agreement.

The undersigned further agrees that the foregoing provisions shall be equally applicable to any Company-directed Securities the undersigned may purchase in the Public Offering.

The Representatives on behalf of the Underwriters agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Lock-Up Securities, the Representatives on behalf of the Underwriters will notify the Company of the impending release or waiver. Any release or waiver granted by the Representatives on behalf of the Underwriters hereunder to any such officer or director shall only be effective two business days after the publication date of such announcement. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration or that is to an immediate family member as defined in FINRA Rule 5130(i)(5) and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Securities and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Representatives may be required or choose to provide certain Regulation Best Interest and Form CRS disclosures to you in connection with the Public Offering, the Representatives and the other Underwriters are not making a recommendation to you to enter into this Letter Agreement, participate in the Public Offering and nothing set forth in such disclosures is intended to suggest that the Representatives or any Underwriter is making such a recommendation.

The undersigned understands that, if the Underwriting Agreement does not become effective by March 31, 2026, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, the undersigned shall be released from all obligations under this Letter Agreement. The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

[NAME OF STOCKHOLDER]

By:
Name:
Title:

SCHEDULE B
TIME OF SALE PROSPECTUS

1.	Pricing Terms

(a)            The Company is selling 9,836,065 Common Shares.

(b)            The Company has granted an option to the Underwriters, severally and not jointly, to purchase up to an additional 1,475,409 Common Shares.

(c)            The public offering price per Common Share will be $30.50.

2.	Free Writing Prospectuses

None.

3.	Written Testing-the-Waters Communications

Investor Presentation – February 2026

Investor Presentation – August 2025

B-1

SCHEDULE C
LOCK-UP PARTIES

Michael Greenley

Guillaume Lavoie

Luigi Pozzebon

Holly Johnson

Minda Suchan

David Snarch

Stephanie McDonald

Joe Armstrong

Brendan Paddick

Darren Farber

Jill Smith

John Risley

Karl Smith

Yaprak Baltacioglu

Yung Wu

C-1

SCHEDULE D
MATERIAL SUBSIDIARIES

No.	Entity Name	Jurisdiction of Incorporation	Percentage Owned
1.	MDA Space and Robotics Limited	United Kingdom	100%
2.	MDA Geospatial Services Inc.	Canada	100%
3.	MDA Systems Ltd.	Canada	100%
4.	MacDonald, Dettwiler and Associates Corporation	Canada	100%
5.	MacDonald, Dettwiler and Associates Inc.	Ontario	100%
6.	Neptune Operations Ltd.	British Columbia	100%
7.	MDA Systems Inc.	Delaware	100%

D-1